Exhibit 12.1

Olympic Steel, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Three months ended March 31, 2016	Year ended
(dollar amounts in thousands)		2015	2014	2013	2012	2011
Income (loss) before taxes	$(1,255)	$(33,594)	$(16,114)	$12,924	$10,139	$37,485
Add:
Amortization of previously capitalized interest	1	5	11	11	85	85
Interest (including capitalized interest)	1,285	5,690	6,780	6,703	8,357	5,953
Interest portion of rental expense	$28	$86	$81	$78	$92	$108

Total additions	$1,315	$5,781	$6,872	$6,792	$8,535	$6,147

Deduct:
Capitalized interest	—	—	—	—	—	—

Total earnings (loss)	$60	$(27,813)	$(9,242)	$19,716	$18,674	$43,632

Capitalized interest	—	—	—	—	—	—
Interest and other expense on debt	$1,285	$5,690	$6,780	$6,703	$8,357	$5,953
Interest portion of rental expense	28	86	81	78	92	108

Fixed charges	$1,313	$5,776	$6,861	$6,781	$8,449	$6,061

Ratio of earnings to fixed charges(1)	—	—	—	2.9	2.2	7.2

(1)	Earnings were insufficient to cover fixed charges for the years ended December 31, 2015 and 2014 and the three months ended March 31, 2016; accordingly, no ratio is presented for those periods. The deficiency in earnings to cover the fixed charges for the three months ended March 31, 2016 and the years ended December 31, 2015 and December 31, 2014 were $1,253, $33,589 and $16,103, respectively.